                                                                                                Exhibit 99.e.2

March 8, 2006

E.I.I Realty Securities Funds
Mr. Michael J. Meagher
Vice President & CCO
European Investors Inc.
717 Fifth Avenue, 10th Floor
New York, N.Y. 10022

Re: E.I.I Realty Securities Funds Underwriting & Agent Registration Services

Dear Mr. Meagher:

This letter constitutes our agreement with respect to compensation to be paid to PFPC Distributors, Inc. (“PFPC Distributors”) with respect to underwriting services to be performed pursuant to the Underwriting Agreement dated __________________ between E.I.I Realty Securities Funds (the “Trust”) and PFPC Distributors, as amended from time to time for services provided on behalf of the Trust’s investment portfolios (the “Funds”) (the “Agreement”). In order to help promote and support the offer and sale of shares of the Funds, European Investors Inc. (the Trust’s “Advisor”) will pay out of its own resources to PFPC Distributors an annual fee to be calculated daily and paid monthly as set forth below:

Annual Underwriter Fee:

$15,000 per year minimum fee or one basis point of assets in the funds whichever is greater.

Compliance Systems Fee:

$2,500 per year

This includes the rights to use the Principal Review web portal and software for reviewing and submitting marketing materials. It also covers the use of ERSA email retention systems for Registered Representatives.

Annual Agent Licensing Fees

The schedule to register EII’s employees with PFPC Distributors is as follows
$7,500 per registered representative plus out of pocket fees for registration with the NASD and States, for three or less individuals.

In the event of 4 or more representatives the fee would be $ 20,000 per year and a fee of $ 1,500 per registered representative for each additional representative above the original 4 representatives plus the out of pocket registration NASD and State fees.

Out-of-Pocket Expenses:

The Distributor's out-of-pocket and other charges, include, but are not limited to, postage, overnight delivery, record retention and storage, travel expenses, fees for filing advertising with the NASD, outside counsel fees and expenses incurred at the direction of the Company or the Funds. Out-of-pocket expenses are billed as they are incurred.

Miscellaneous:

Any fee or out-of-pocket expenses not paid within 30 days of the date of the original invoice will be charged a late payment fee of 1% per month until payment of the fees are received by PFPC.

The fee for the period from the date hereof until the end of this year shall be prorated according to the proportion which such period bears to the full annual period.

This letter, and the obligations hereunder, shall terminate (a) immediately upon termination of the Agreement or (b) upon sixty days’ written notice from either party to the other party.

If the foregoing accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

Very truly yours,
European Investors Inc

By:________________________

Name:______________________

Title:_______________________

Agreed and Accepted:

PFPC DISTRIBUTORS, INC.

By:______________________

Name:____________________

Title:_____________________